UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

NATIONAL AMERICAN UNIVERSITY HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

63245Q105

(CUSIP Number)

J. Todd Sherman

c/o Camden Partners Holdings, LLC

500 East Pratt Street

Suite 1200

Baltimore, Maryland 21202

(410) 878-6800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 17, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 63245Q105

1	Name of Reporting Persons David L. Warnock

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,199,449*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,199,449*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,199,449*

12	Check Box, if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.0%

14	Type of Reporting Person (See Instructions) IN

*                 See Items 4 and 6 below.  All of the 2,199,449 shares of the Common Stock, par value $0.0001 per share (“Common Stock”), of National American University Holdings, Inc., a Delaware corporation, were transferred (the “Fund Transfers”) on January 17, 2018 (the “Effective Date”) by Camden Partners Strategic Fund III, L.P. (“Fund III”) and Camden Partners Strategic Fund III-A, L.P. (“Fund III-A”) to Camden Partners III SPV, L.P., a Delaware limited partnership (the “Purchaser”), in exchange for limited partnership interests in Purchaser with an aggregate value of $2,439,629, or approximately $1.11 per share of Common Stock.  As a result of the Fund Transfers, on the Effective Date, each of Fund III, Fund III-A, Camden Partners Strategic III, LLC, Camden Partners Strategic Manager, LLC (“Strategic Manager”) and Donald W. Hughes ceased to beneficially own any shares of Common Stock.

J. Todd Sherman, the Managing Member of Strategic Manager, and David L. Warnock (“Warnock”) are the two managers of Camden Partners III SPV, LLC, the general partner of the Purchaser.  As a result, Warnock may be deemed to be a beneficial owner of the 2,199,449 shares of the Common Stock held directly by the Purchaser.

SCHEDULE 13D

CUSIP No. 63245Q105

1	Name of Reporting Persons Camden Partners Strategic Fund III, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box, if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 63245Q105

1	Name of Reporting Persons Camden Partners Strategic Fund III-A, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box, if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 63245Q105

1	Name of Reporting Persons Camden Partners Strategic III, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box, if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 63245Q105

1	Name of Reporting Persons Camden Partners Strategic Manager, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box, if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 63245Q105

1	Name of Reporting Persons Donald W. Hughes

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box, if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 63245Q105

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the statement on Schedule 13D (the “Original 13D”) filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on February 14, 2008, as amended and supplemented by Amendment No. 1 filed with the SEC on October 7, 2009 (“Amendment No. 1”), Amendment No. 2 filed with the SEC on November 5, 2009 (“Amendment No. 2”), Amendment No. 3 filed with the SEC on November 24, 2009 (“Amendment No. 3”), Amendment No. 4 filed with the SEC on December 2, 2009 (“Amendment No. 4”) and Amendment No. 5 filed with the SEC on March 6, 2014 (collectively with the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, the “Statement”).  All capitalized terms used herein and not otherwise defined herein have the respective meanings ascribed to such terms in the Statement.

Item 4.           Purpose of Transaction.

The Statement is hereby amended and supplemented by adding the following to the end of Item 4 thereof:

On January 17, 2018 (the “Effective Date”), (i) Camden Partners Strategic Fund III, L.P. (“Fund III”) transferred 2,111,691 shares of the Common Stock, par value $0.0001 per share (“Common Stock”), of National American University Holdings, Inc., a Delaware corporation (the “Issuer”), to Camden Partners III SPV, L.P., a Delaware limited partnership (the “Purchaser”), in exchange for limited partnership interests in the Purchaser with an aggregate value of $2,342,288, or approximately $1.11 per share of Common Stock (the “Fund III Transfer”); and (ii) Camden Partners Strategic Fund III-A, L.P. (“Fund III-A”) transferred 87,758 shares of Common Stock to the Purchaser in exchange for limited partnership interests in the Purchaser with an aggregate value of $97,341, or approximately $1.11 per share of Common Stock (together with the Fund III Transfer, the “Fund Transfers”).

As a result of the Fund Transfers, on the Effective Date, each of Fund III, Fund III-A, Camden Partners Strategic III, LLC (“Strategic III”), Camden Partners Strategic Manager, LLC (“Strategic Manager”) and Donald W. Hughes (“Hughes”) ceased to beneficially own any shares of Common Stock.

J. Todd Sherman, the Managing Member of Strategic Manager (“Sherman”), and David L. Warnock (“Warnock”) are the two managers of Camden Partners III SPV, LLC, a Delaware limited liability company and the general partner of the Purchaser (the “Purchaser GP”).  As a result, Warnock may be deemed to beneficially own the 2,199,449 shares of the Common Stock held directly by the Purchaser.

The Purchaser, the Purchaser GP, Warnock and Sherman have filed a Schedule 13G (the “Purchaser Schedule 13G”) with the SEC on the date hereof with respect to the acquisition of the 2,199,449 shares of Common Stock transferred by Fund III and Fund III-A to the Purchaser pursuant to the Fund Transfers.  Changes to Warnock’s beneficial ownership of shares of Common Stock shall, following the date hereof, be reported with the SEC pursuant to any amendments to the Purchaser Schedule 13G.

SCHEDULE 13D

CUSIP No. 63245Q105

Item 5.           Interest in Securities of the Issuer.

Item 5 of the Statement is amended and restated in its entirety as follows:

(a) - (b) As of the Effective Date, each of Fund III, Fund III-A, Strategic III, Strategic Manager and Hughes ceased to beneficially own of any shares of Common Stock.

As a manager of the Purchaser GP, Warnock may be deemed to beneficially own, and has the shared power to vote and direct the vote of, and the shared power to dispose and direct the disposition of, 2,199,449 shares of Common Stock held directly by the Purchaser, representing 9.0% of the Issuer’s 24,310,482 issued and outstanding shares of Common Stock as of December 28, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on January 5, 2018.  Warnock shares the power to vote and direct the vote of, and the shares the power to dispose and direct the disposition of, all such 2,199,449 shares of Common Stock with the Purchaser, the Purchaser GP and Sherman.

(c) On the Effective Date, (i) Fund III transferred 2,111,691 shares of Common Stock to the Purchaser in exchange for limited partnership interests in the Purchaser with an aggregate value of $2,342,288, or approximately $1.11 per share of Common Stock; and (ii) Fund III-A transferred 87,758 shares of Common Stock to the Purchaser in exchange for limited partnership interests in the Purchaser with an aggregate value of $97,341, or approximately $1.11 per share of Common Stock. See Items 4 and 6.

(d) Not applicable.

(e) As of the Effective Date, after giving effect to the Fund Transfers referred to in Item 4, each of Fund III, Fund III-A, Strategic III, Strategic Manager and Hughes ceased to beneficially own any shares of Common Stock.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Statement is hereby amended and supplemented by adding the following to the end of Item 6 thereof:

The Fund Transfers reported hereby were effected pursuant to a Stock Transfer Agreement, dated as of the Effective Date, by and among Fund III, Fund III-A and the Purchaser (the “Stock Transfer Agreement”). The Stock Transfer Agreement is filed as Exhibit 12 attached hereto and is incorporated herein by reference.

SCHEDULE 13D

CUSIP No. 63245Q105

Item 7.           Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended and supplemented by adding the following document as an Exhibit to the Statement and filing such document herewith.

12.          Stock Transfer Agreement, dated January 17, 2018, by and among Camden Partners Strategic Fund III, L.P., Camden Partners Strategic Fund III-A, L.P. and Camden Partners III SPV, L.P.

SCHEDULE 13D

CUSIP No. 63245Q105

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2018

Camden Partners Strategic Fund III, L.P.

By:	Camden Partners Strategic III, LLC
Its:	General Partner

By:	Camden Partners Strategic Manager, LLC
Its:	Managing Member

By:	/s/ J. Todd Sherman
	Name:	J. Todd Sherman
	Title:	Managing Member

Camden Partners Strategic Fund III-A, L.P.

By:	Camden Partners Strategic III, LLC
Its:	General Partner

By:	Camden Partners Strategic Manager, LLC
Its:	Managing Member

By:	/s/ J. Todd Sherman
	Name:	J. Todd Sherman
	Title:	Managing Member

Camden Partners Strategic III, LLC

By:	Camden Partners Strategic Manager, LLC
Its:	Managing Member

By:	/s/ J. Todd Sherman
	Name:	J. Todd Sherman
	Title:	Managing Member

Camden Partners Strategic Manager, LLC

By:	/s/ J. Todd Sherman
	Name:	J. Todd Sherman
	Title:	Managing Member

/s/ J. Todd Sherman
J. Todd Sherman, as Attorney-in-Fact for Donald W. Hughes

/s/ J. Todd Sherman
J. Todd Sherman, as Attorney-in-Fact for David L. Warnock